UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BLUE OWL CAPITAL INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

09581B103
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09581B103	SCHEDULE 13G	Page 2 of 7

1	NAME OF REPORTING PERSON Altimar Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,385,625
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,385,625

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,385,625
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.57%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 09581B103	SCHEDULE 13G	Page 3 of 7

1	NAME OF REPORTING PERSON HPS Investment Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,385,625
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,385,625

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,385,625
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.57%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 09581B103	SCHEDULE 13G	Page 4 of 7

ITEM 1.	(a)	Name of Issuer:
Blue Owl Capital Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
399 Park Avenue New York, New York 10022

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

		1.	Altimar Sponsor, LLC (“Altimar Sponsor”)
		2.	HPS Investment Partners, LLC (“HPS”)

	(b)	Address of Principal Business Office, or if none, Residence: The principal business address of Altimar Sponsor and HPS is as follows: 40 West 57th Street, 33rd Floor New York, New York 10019

	(c)	Citizenship: See row 4 of the cover page of each Reporting Person.

	(d)	Title of Class of Securities: Class A Common Stock, par value $0.0001 per share

	(e)	CUSIP Number: 09581B103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 09581B103	SCHEDULE 13G	Page 5 of 7

ITEM 4.	OWNERSHIP.

Altimar Sponsor directly owns 9,385,625 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of the Issuer, which includes: (i) 4,385,625 shares of Class A Common Stock and (ii) 5,000,000 shares of Class A Common Stock underlying 5,000,000 private placement warrants held by Altimar Sponsor.

As previously disclosed by Altimar Sponsor in a Schedule 13G filing on February 16, 2021, Altimar Sponsor owned 6,675,000 Class B ordinary shares of Altimar Acquisition Corporation (“Altimar”) following the consummation of Altimar’s initial public offering. In connection with the consummation of Altimar’s business combination with Owl Rock Capital Partners and the Dyal Capital Partners division of Neuberger Berman to form Blue Owl Capital, Altimar Sponsor’s 6,675,000 Class B ordinary shares ultimately converted into 6,675,000 shares of Class A Common Stock of Blue Owl Capital Inc. of which 2,289,375 shares were forfeited by Altimar Sponsor in accordance with the terms of the business combination.

The 9,385,625 shares may be deemed to be indirectly beneficially owned by HPS, which is an affiliate of Altimar Sponsor. As a result of this relationship, HPS may be deemed to have shared beneficial ownership of the securities held directly by Altimar Sponsor. Each of Altimar Sponsor and HPS disclaims beneficial ownership of such securities except to the extent of their direct ownership.

Percentage ownership is based on 364,697,135 shares of Class A Common Stock outstanding as of November 5, 2021 as reported by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2021.

(a) Amount beneficially owned: See row 9 of the cover page of each Reporting Person.
(b) Percent of class: See row 11 of the cover page of each Reporting Person.
(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See row 5 of the cover page of each Reporting Person.
(ii) Shared power to vote or to direct the vote: See row 6 of the cover page of each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See row 7 of the cover page of each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See row 8 of the cover page of each Reporting Person

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities of the Issuer, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP No. 09581B103	SCHEDULE 13G	Page 6 of 7

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION.
Not applicable.

CUSIP No. 09581B103	SCHEDULE 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

ALTIMAR SPONSOR, LLC

By:	/s/ Faith Rosenfeld
	Name:	Faith Rosenfeld
	Title:	Chief Administrative Officer

HPS Investment Partners, LLC

By:	/s/ Faith Rosenfeld
	Name:	Faith Rosenfeld
	Title:	Chief Administrative Officer